November 1, 2016	News Release 16–27

SILVER STANDARD COMPLETES SALE OF PARRAL EXPLORATION PROPERTIES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has completed the sale of its Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties, to Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) (“Endeavour Silver”) for consideration including $6 million of Endeavour Silver shares at closing (based on the average of the closing prices of Endeavour Silver shares sold on the NYSE during the ten trading days prior to September 13, 2016). Endeavour Silver is a mid-tier precious metals company with a track record of exploring for, developing and operating mines in Mexico. This transaction was previously announced in Silver Standard’s news release dated September 14, 2016.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com
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